CAPITAL PRODUCT PARTNERS L.P. REACHES AGREEMENT TO ASSIGN ITS CLAIMS AGAINST OVERSEAS SHIPHOLDING GROUP INC. AND CERTAIN OF ITS SUBSIDIARIES REGARDING THE LONG TERM BAREBOAT CHARTERS OF THREE PRODUCT TANKER VESSELS AND ANNOUNCES CHARTER RENEWALS FOR TWO VESSELS.

ATHENS, Greece, July 10, 2013 --  Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP) announced today agreements to transfer its claims against Overseas Shipholding Group Inc. (“OSG”) and certain of OSG’s subsidiaries regarding the long term bareboat charters of three of the Partnership’s product tanker vessels.

As previously reported by the Partnership, on November 14, 2012, OSG and certain of its subsidiaries made a voluntary filing for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Partnership had three IMO II/III Chemical/Product tankers (M/T Alexandros II, M/T Aristotelis II and M/T Aris II, all built in 2008 by STX Offshore & Shipbuilding Co. Ltd.) with long term bareboat charters to subsidiaries of OSG.

After discussions with OSG, the Partnership agreed to enter into new charters with OSG on substantially the same terms as the prior charters, but at a bareboat rate of $6,250 per day.  The new charters were approved by the Bankruptcy Court on March 21, 2013, and were effective as of March 1, 2013.  On the same date, the Bankruptcy Court also rejected the previous charters as of March 1, 2013.  Rejection of each charter constitutes a material breach of such charter.  On May 24, 2013, the Partnership filed claims (the “Claims”) against each of the charterers and their respective guarantors for damages resulting from the rejection of each of the previous charters, including, among other things, the difference between the reduced amount of the new charters and the amount due under each of the rejected charters.

The Partnership has since transferred to Deutsche Bank Securities Inc. (“Deutsche Bank”) all of its right, title, interest, claims and causes of action in and to, or arising under or in connection with, the Claims pursuant to three separate Assignment of Claim Agreements, dated as of June 24, 2013, and effective as of June 26, 2013 (collectively, the “Assignment Agreements”).  The total purchase price to be paid by

Deutsche Bank, the largest part of which has been already received, is dependent on the actual claim amount allowed by the Bankruptcy Court—the Partnership may be required to refund a portion of the purchase price or may receive an additional payment from Deutsche Bank.  The Partnership has agreed to guarantee all obligations and liabilities of each relevant vessel-owning subsidiary of the Partnership party to the Assignment Agreements, per the terms of each such agreement.  In connection with the Assignment Agreements, on July 2, 2013, Deutsche Bank filed with the Bankruptcy Court six separate Evidences of Transfer of Claim, each pertaining to the Partnership’s vessel-owning subsidiaries’ claims against each charterer party to the original three charter agreements and each respective guarantor thereof.

Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership's General Partner, commented: “We are very pleased to have successfully assigned our claim against OSG to Deutsche Bank and we believe that the funds received in connection with the assignment further enhance the growth prospects of the Partnership.”

Fleet Developments

The M/T Avax (47,834 dwt, built 2007, South Korea) and M/T Axios (47,872 dwt, built 2007, South Korea) have both extended their charters with our Sponsor, Capital Maritime, by a period of 12 months (+/- 30 days) at a gross rate of $14,750 per day, which is $750 per day higher than their previous employment day rate. The earliest redelivery for each of the M/T Avax and the M/T Axios under these charters is expected to be April 2014 and May 2014, respectively.

Both transactions were unanimously approved by the conflicts committee of our Board of Directors.

Forward-Looking Statements

The statements in this press release that are not historical facts, including our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth and demand, newbuilding deliveries and slippage as well as market and charter rate expectations and expectations regarding our quarterly distributions, ability to pursue growth opportunities and grow our distributions and annual distribution guidance as well as the transactions described herein and their effects on the Partnership, the actual claim amount allowed by the Bankruptcy Court and any amounts we may be required to refund or additional amounts we may receive from Deutsche Bank, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended).  These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated.  Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise.  We assume no responsibility for the accuracy and completeness of the forward-looking statements.  We make no prediction or statement about the performance of our units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international diversified shipping company.  The Partnership currently owns 27 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, four post panamax container carrier vessels and one Capesize bulk carrier.  All of its vessels are under period charters to large charterers such as BP Shipping Limited, subsidiaries of OSG, Petrobras, A.P. Moller-Maersk A.S, Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd., Hyundai Merchant Marine Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
E-mail: i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Matthew Abenante
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com